UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company)

HUTTIG BUILDING PRODUCTS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Philip Keipp

Vice President and Chief Financial Officer

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, Missouri 63141

(314) 216-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Craig A. Roeder

Piotr Korzynski

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Huttig Building Products, Inc., a Delaware corporation (“Huttig”), with the Securities and Exchange Commission (the “SEC”) on March 29, 2022, relating to the tender offer (the “Offer”) by HBP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Woodgrain Inc., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Huttig (the “Shares”), at a purchase price of $10.70 per Share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on March 28, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first and second paragraphs under the heading “Item 8. Additional Information—Regulatory Approvals” on page 50 of the Schedule 14D-9 are deleted and replaced with the following paragraph:

Under the HSR Act and the rules promulgated thereunder, certain transactions may not be consummated unless HSR Premerger Notification and Report Forms (“HSR Notifications”) have been filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. Each of Parent and Huttig have complied with their respective obligations under the HSR Act, and the applicable waiting period has expired, effective April 12, 2022 at 11:59 p.m., Eastern time. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period (or any extension thereof) applicable to the Offer or the Merger under the HSR Act has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Huttig Building Products, Inc.
By:	/s/ Philip W. Keipp
Name: Philip W. Keipp
Title: Vice President and Chief Financial Officer

Dated: April 13, 2022

3